UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
								February 29, 2008
Thomas J. Folliard
Chief Executive Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA  23238

Re:		CarMax, Inc.
		Form 10-K for the Fiscal Year Ended February 28, 2007
      Filed April 27, 2007
      Form 10-Q for the Quarter Ended November 30, 2007
      Filed January 8, 2008


Dear Mr. Folliard:

      We have reviewed your filings and have the following comments.
You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 28, 2007

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 18

Contractual Obligations, page 32

1. Please disclose scheduled interest payments under your revolving credit agreement in the table or in a footnote to the table. Given that the interest rate under your revolving credit agreement is variable, you should disclose the basis for your computation of estimated interest payments. Please also include obligations related to your defined benefit retirement plans and other non-current liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations. In addition, please disclose that lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. Refer to Item 303(a)(5) of Regulation S-K and Section
IV.A and footnote 46 to the Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

2. We note your disclosure in the description of your business, properties and management`s discussion and analysis of financial condition and results of operations that you operate mega and standard (or production) superstores and satellite (or non-production superstores) and that some of your new car franchises are operated from separate stores co-located with superstores. We also understand that your chief operating decision maker allocates resources based on consolidated financial results and financial performance of each store. As such, please tell us why it is appropriate to aggregate mega, standard and satellite stores and new car stores as a single reportable operating segment. Please explain in detail how your chief operating decision maker reviews the Company`s financial results in making decisions about allocating resources and assessing performance. Please confirm, if true, that you have considered the criteria in paragraph 17 of SFAS 131, including the economic characteristics for each store format, and support your basis for aggregation into a single operating segment.

Consolidated Balance Sheet, page 39

3. Please tell us the items and their amounts included in deferred revenue and other liabilities for each year presented. Please revise to state separately or disclose in the notes to financial statements any item in excess of 5% of total liabilities. Please refer to Rule
5-02.24 of Regulation S-X.


Note 2.  Summary of Significant Accounting Policies, page 42

4. Please tell us and disclose the types of costs included in cost of sales and selling, general and administrative expenses. We assume that you include occupancy costs, costs of reconditioning acquired vehicles, buying and appraisal costs and cost of services including those related to repair services, extended warranties and third-party financing services in cost of sales. If otherwise please advise.



Note 4.  Securitizations, page 45

5. We note your disclosure in management`s discussion and analysis of financial condition and results of operations on page 28 that you periodically repurchase receivables from the warehouse facility and refinance them in public securitizations. Please tell us the nature of your rights to reacquire the receivables and why those rights do not preclude sale accounting. Please address the criteria in paragraphs 9.b. and 9.c. and other relevant paragraphs of SFAS 140.
Also, please explain to us how you treat your wholly owned SPE in the consolidated financial statements and the basis in GAAP for your accounting treatment. Address the criteria in ARB 51 and/or FIN 46(R) to the extent applicable to your facts and circumstances.

6. Regarding your disclosure under the "financial covenants and performance triggers" sub-heading on page 48, please tell us and disclose in detail the ramification of non-compliance.

Note7.  Income Taxes, page 49

7. We note that deferred income tax benefits in the provision for income tax table differ from the amounts disclosed in the statements of cash flows on page 40. Please tell us how to reconcile the amounts for each year presented.

Item 11. Executive Compensation, page 63
Incorporated by reference from Definitive Schedule 14A filed April
27, 2007

8. We note the statement at the bottom of page 15 of your Proxy Statement that the committee considers all of the named elements of compensation when evaluating executive compensation. Please revise future filings to explain how each element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. As a non-exclusive example, we note that the discussion of peer companies and your percentiles within the peer group appear to exclude the realized value of equity compensation, such as the $8.8 million and $6.5 million realized by Messrs. Folliard and Dolan in 2007. It is unclear if and how compensation excluded from the comparison factored into the committee`s analyses and decisions regarding total direct compensation and the company`s position within the peer group percentiles.

9. In future filings where you address performance targets, such as the first paragraph on page 16, the second paragraph under Annual Cash Incentive Awards on page 18, and the first full paragraph on page 19, please revise to provide additional analysis regarding how you calculate performance targets. Also, please quantify the targets and disclose how actual performance affected the compensation committee`s decisions regarding that year`s compensation. You have not provided a quantitative or qualitative discussion of the fiscal
2007 financial or other performance targets to be achieved for your named executive officers to earn the annual incentive. You also have not included the fiscal 2008 targets. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. You indicate that you have exceeded the financial performance target in each of the last three years, but you have not stated clearly how difficult it is to achieve the target level of performance. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of
Regulation S-K.

Item 13 Certain Relationships and Related Transactions, page 63
Incorporated by reference from Definitive Schedule 14A filed April
27, 2007

10. In future filings please revise to include disclosure of all related person transactions.  We note the statement on page 36 that
Mr. Sharp received administrative support services valued at
$137,934
during fiscal 2007.

Form 10-Q for Fiscal Quarter Ended November 30, 2007

Financial Statements

Note 4.  Securitizations, page 7

11. You disclose under the "continuing involvement with securitized receivables" sub-heading on page 9 that no servicing asset or liability has been recorded. Please tell us when you adopted SFAS 156 which was effective for fiscal years beginning after September 15, 2006. Please also tell us why you have not recognized servicing assets or liabilities subsequent to the effective date of SFAS 156.

*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any accounting-related questions may be directed to Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Branch Chief at (202) 551-3344. Questions on other disclosure issues may be directed to Jim Lopez, Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720.


      Sincerely,



								H. Christopher Owings
      Assistant Director



Thomas J. Folliard
CarMax, Inc.
February 29, 2008
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